Exhibit 99.1
FOR IMMEDIATE RELEASE

ELAN CORPORATION PLC ANNOUNCES PRICING OF 2016 SENIOR
NOTES

DUBLIN, IRELAND -- August 11, 2010 -- Elan Corporation, plc ("Elan") (NYSE: ELN) today announced the pricing of the offering of US$200 million aggregate principal amount of 8.75% senior notes due 2016 (“Notes”) by its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. The Notes will be issued at an offering price of 96.0 plus accrued interest, if any, from August 17, 2010.  The offering is expected to close on August 17, 2010, subject to customary closing conditions. The Notes will be fully and unconditionally guaranteed by Elan and certain of its subsidiaries. Proceeds from the Notes, together with available cash on hand, will be used to redeem all of the Issuers’ outstanding Floating Rate Notes due 2011 (the “Redemption”), to pay fees and expenses incurred in connection with the offering and the Redemption and for general corporate purposes.  This release does not constitute a notice of redemption.  Any such notice, if issued, shall be issued pursuant to the terms of the indenture governing the Floating Rate Notes due 2011.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration, autoimmune diseases and severe pain, and realizing the potential of its scientific discoveries to benefit patients and shareholders.  The company has two business units: BioNeurology, focused on Alzheimer’s and Parkinson’s diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development.  Elan’s marketed products include TYSABRI®, a treatment for multiple sclerosis and Crohn’s disease marketed in collaboration with Biogen Idec, which has over $1 billion in global sales annually.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “Relevant Persons”).

In addition, if and to the extent that this press release is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release and the offering of any securities described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005. Investors are referred to the offering memorandum issued by Elan in connection with the offering of the Notes, copies of which are available, in electronic form, on Elan’s website at www.elan.com.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the offering and the expected application of the net proceeds of the offering. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. Factors that could affect whether the offering is completed and the proceeds are applied as expected include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc
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